Exhibit 99.1

Blocklisting Six Monthly Return

London: Thursday, December 31, 2020: Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (AIM/Nasdaq: HCM) announces the following blocklisting six monthly return:

1.	Name of applicant:	Hutchison China MediTech Limited
2.	Name of scheme:	(a)	Share Option Scheme conditionally adopted by Hutchison China MediTech Limited in 2005 (“2005 HCML Share Option Scheme”)
		(b)	Share Option Scheme conditionally adopted by Hutchison China MediTech Limited in 2015 (“2015 HCML Share Option Scheme”)
		(c)	Warrant instrument granted by Hutchison China MediTech Limited on June 25, 2020 (“Warrant”)
3.	Period of return:	From June 29, 2020 to December 28, 2020
4.	Balance under scheme from previous return:	(a)	2005 HCML Share Option Scheme: 1,738,910 ordinary shares of US$0.1 each
		(b)	2015 HCML Share Option Scheme: 23,130,970 ordinary shares of US$0.1 each
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	(a)	2005 HCML Share Option Scheme: Nil
		(b)	2015 HCML Share Option Scheme: 30,221,458 ordinary shares of US$0.1 each
		(c)	Warrant: 16,666,670 ordinary shares of US$0.1 each
6.	Number of securities issued/allotted under scheme during period:	(a)	2005 HCML Share Option Scheme: 400,000 ordinary shares of US$0.1 each
		(b)	2015 HCML Share Option Scheme: 80,780 ordinary shares of US$0.1 each
		(c)	Warrant: nil

7.	Balance under scheme not yet issued/allotted at end of the period:	(a)	2005 HCML Share Option Scheme: 1,338,910 ordinary shares of US$0.1 each
		(b)	2015 HCML Share Option Scheme: 53,271,648 ordinary shares of US$0.1 each
		(c)	Warrant: 16,666,670 ordinary shares of US$0.1 each
8.	Number and class of securities originally listed and the date of admission:	(a)

25,198,880 ordinary shares of US$0.1 each admitted on June 17, 2019 (to replace the Company’s previous block admission schemes following the Company’s share subdivision which took effect on May 30, 2019)

		(b)	16,666,670 ordinary shares of US$0.1 each admitted on July 6, 2020

9.	Total number of securities in issue at the end of the period:	727,722,215 ordinary shares of US$0.1 each
Name of contact:		Christian Hogg
Address of contact:		Level 18, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong
Telephone number of contact:		+852 2121 8200

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500